PENTAIR
PENTAIR
Investor Presentation
RANDALL J. HOGAN
Chairman and Chief Executive Officer
May, 2012
Filed by Pentair, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Pentair, Inc.
Registration Number: 333-181250

PENTAIR

FORWARD-LOOKING STATEMENTS
Caution Concerning Forward-Looking Statements
This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are
“forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the
Merger,  Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts.  Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”,
“would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements.  These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change.  Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair's or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’
businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K
under the caption “Risk Factors”.   Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.
Additional Information
The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the Merger. On May 8,
2012, Tyco Flow filed with the SEC a registration statement on Form S-1 containing a preliminary prospectus and Tyco filed with the SEC a preliminary proxy statement regarding the
Distribution. The preliminary proxy statement/prospectus regarding the Merger, the preliminary prospectus regarding the Distribution and the Tyco preliminary proxy statement are available free of charge on the SEC’s website at www.sec.gov. Pentair plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Merger and Tyco plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Distribution. Shareholders are urged to read the Form S-4 containing the preliminary proxy statement/prospectus, the Form S-1 containing the preliminary prospectus and the Tyco preliminary proxy statement, which are available now, and the Form S-4 containing the definitive proxy statement/prospectus regarding the Merger, the Form S-1 containing the definitive prospectus regarding the Distribution and the Tyco definitive proxy statement and any other relevant documents when they become available, because they will contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions.  The definitive proxy statement/prospectus relating to the Merger, the definitive prospectus relating to the Distribution, the Tyco definitive proxy statement and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from
Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.
Participants in the Solicitation
Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended
December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and
Tyco Flow’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus relating to the Merger, which was filed with the SEC on May 8, 2012. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and Tyco’s preliminary proxy statement, which was filed with the SEC on May 8, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available.

PENTAIR

PENTAIR … WINNING RIGHT
Well Positioned for Future Success & Sustainable Growth
•
Clear Growth Agenda
–
Targeted Investments, Focused Resource Allocation and Prioritized Investments
•
Positioning to Win in the “New” New World
–
Growing Population & Wealth of Developing Economies Create Tremendous
Opportunity for Pentair
–
Increasing Presence in Fast Growth Regions
•
Pentair Integrated Management System Key to Value Creation
–
Operational Excellence, Lean Improvements and Repositioning Benefits
–
One-Year Anniversary of Rapid Growth Process
•
Well Positioned for Sustainable, Profitable Growth in 2012 & Beyond
–
Focused on Generating Strong, Sustainable Shareholder Returns

PENTAIR

Making Significant Progress Towards Vision
A diversified industrial growth company…
A global enterprise and responsible citizen
known for operational
excellence,
innovation,
top talent and growing by serving customers well …
Delivering superior long-term shareholder value …
OUR VISION

PENTAIR

A Decade of Positive Transformation
~
20%
20%
of Sales
in Fast Growth
Region
~
5%
5%
of Sales in
Fast Growth
Regions
Expanded Tech
Product Offerings,
Acquired
~
$200M
in Sales
~
17%+
17%+
ROS
Tech Product
Business
Today
Today
Early
Early
2000’s
2000’s
Mid-
Mid-
2000’s
2000’s
Tools Largest
Business
Sold Tools,
Acquired >$1B in
Water Revenues
Portfolio of ~25
Smaller Businesses;
Manufacturing
Oriented
Global Water
Business,
Product Focus
More Global Filtration
Sales, Acquired
A
Leading
Leading
Membrane
Membrane
Technology
Technology
Company
Began Lean
Enterprise in
Tech Products
A HISTORY OF CHANGE
Announced Pending
Merger with
Tyco Flow Control
Tyco Flow Control

Pentair
S&P 500
Since 2001…
Pentair +390%
S&P Industrial +7%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

PENTAIR

More than a Decade of Differentiated Performance
A HISTORY OF PERFORMANCE
*Total shareholder return of Pentair and S&P 500 from close on 12/31/2000 through close on 3/31/2012
TOTAL SHAREHOLDER RETURN* OF PENTAIR AND S&P 500

PENTAIR

SALES BY PLATFORM
SALES BY PLATFORM
SALES BY GEOGRAPHY
SALES BY GEOGRAPHY
SALES BY VERTICAL
SALES BY VERTICAL
•
~2/3 Water & Fluid;
~1/3 Technical Products
•
Balanced Portfolio with
Attractive Growth Prospects
•
Leading Brands; Solid
Distributor Network
Diverse Businesses, Geographies, & Vertical Markets
•
Fast Growth Region Mix Up
from ~9% in 2005
•
Key Growth Regions include
China, Latin America,
India & Middle East
•
Strength in Diversity of
Verticals Served
•
More Advanced Water
Systems Across Verticals
United
States
(61%)
Developed
Non-US
(21%)
Fast
Growth*
(18%)
Residential
(~36%)
Commercial
(~11%)
Industrial &
Agriculture
(~44%)
Infrastructure
(~9%)
US ~2/3
Non US ~1/3
Technical
Products
Flow
Treatment /
Process
Aquatic
Water &
Fluid Solutions
A DIVERSE, GLOBAL COMPANY
2011 REVENUE OF $3.5B
* Fast Growth Regions include China, Latin America, India, SE Asia, Eastern Europe, the Middle East and Africa

PENTAIR

2009 2010 2011
2011 PERFORMANCE … A RECORD YEAR
2009 2010 2011 2009 2010 2011
RECORD SALES
Adj.
ROS *
9.6%
ROS
11.0%
$2.7
$3.0
$1.47
$2.00
Strong Year … Well Positioned for Future Growth
•
Broad-Based Growth Across
Diverse Portfolio
•
Productivity Initiatives Driving
Operating Margins Higher
•
Continuing to Deliver Strong
Earnings Growth
$3.5
Adj.
ROS *
11.7%
$2.41
SALES
($B)
ADJ. OPERATING INCOME
*
($M)
ADJ. DILUTED EPS
*
($)
+13%
2-YR CAGR
+25%
2-YR CAGR
$258
$334
$404
STRONG PROFITS RECORD EARNINGS
+28%
2-YR CAGR
* Results are adjusted and from continuing operations; see reconciliations in appendix.

PENTAIR

$0.88
$0.01
1976 1985 1995 2005 2012
Pentair Has Increased Dividends for 36 Consecutive Years
*Dividends adjusted for splits and stock adjustments.  **All results are on an adjusted basis. See reconciliation in appendix.
2009 2010 2011
Adj. NI FCF in excess of Adj. NI
•
Free Cash Flow Conversion
Consistently  >100% of Adj.
Net Income
$207M
$211M
$248M
STRONG CASH FLOW GENERATION
FREE CASH FLOW
**
ANNUALIZED DIVIDENDS
*
•
Strong Free Cash Flow Conversion
Fuels Dividend Growth
Dividend
Payout Ratio
Currently >30%

PENTAIR

Adj. Op Income Up 10%
Adj. Op Margins 11.3% … Up 20 bps
• Volume/Acq. (0.8 pts.)
• Price/Productivity +3.0 pts.
• Inflation (2.0 pts.)
Adj. EPS Up 23%
• Adj. Effective Tax Rate ~20%
(ETR ~29% excl. discrete tax item benefit)
• Adj. Interest Up ~$7M
Q1 Free Cash Flow of ($82M)
•
Normal Seasonality and Timing
•
On Track to Deliver FY FCF >100% of NI
* All year-over-year comparisons against 2011 adjusted results.
** CPT refers to the acquisition of Norit’s Clean Process Technologies Business; Closed May 12, 2011
FINANCIAL HIGHLIGHTS
SUMMARY
Sales Up 9% …
(Incl. +9 pts from CPT ** & (1 pt) from FX)
• Water & Fluid Up 14%
• Technical Products Down (1%)
• Western Europe Plus Lower Flood-Related Pump
Sales Negatively Impacted Top-Line
• Double Digit Growth in Industrial, Energy,
Agriculture and Pool
• Pricing, Lean & Repositioning Drove Margins
up YoY, Despite Acquisition Impact
• Below the Op Line, Lower Taxes YoY More than
Offset Higher Interest and Diluted Shares
Strong Execution Drove Double Digit Adj. Op Income Growth
Q1’12 PENTAIR RESULTS
*
as presented on April 24, 2012
Q1’12 Q1’11
Sales
$858M $790M
Op Income
(Rpt.)
$85M $86M
Op Income
(Adj.)
$97M $88M
ROS
(Adj.)
11.3% 11.1%
EPS
(Rpt.)
$0.61 $0.51
EPS
(Adj.)
$0.64 $0.52

PENTAIR

•
Flow (~40% of Water & Fluid Solutions Sales Mix)
-
Expect W. Europe & Municipal Headwinds to Continue
in 1H; Easier Comparisons in 2H
•
Treatment/Process  (~38% of Sales Mix)
-
Expect Industrial/Energy to Remain Strong;
Stabilized US Residential with Easier 2H Comparisons
-
Expect W. Europe Headwinds to Continue; Expect Fast
Growth Regions Sales to Improve
•
Aquatic (~22% of Sales Mix)
-
Significant Pool Installed Base; Expect Good Demand
with Eco-Select Products Growing Beyond Market
-
Brazil Acquisition Expected to Benefit Sales >$10M
SALES GROWTH EXPECTATIONS
(FY 2012)
as presented on April 24, 2012
Nice Growth in Many Verticals …
Mitigating W. Europe & Muni Headwinds
Water &
Fluid
Solutions,
69%
Technical
Products,
31%
Industrial 37%
Communications 20%
Energy 11%
General Electronics 11%
Commercial 7%
Infrastructure 6%
Other 8%
WATER & FLUID SOLUTIONS (FY’12)
TECHNICAL PRODUCTS (FY’12)
SALES MIX BY SEGMENT (2011)
Strength in Breadth of Portfolio
&
Alignment with Global Mega Trends
•
Expect Attractive Growth in Industrial and Energy
•
Softness in Electronics and Communications
Expected to Continue
–
Lumpy Telecom Program Impact 1H  ~$15M YOY
•
Solid Growth in Commercial and Infrastructure
Expected to Continue
Residential 52%
US 68%
Non-US 32%
Industrial 18%
Commercial 13%
Municipal 11%
Agriculture 6%

PENTAIR

FY’12 FINANCIAL OUTLOOK
KEY HIGHLIGHTS
• New Products, Expanded Distribution and Fast
Growth Regions Expected to Fuel Growth
• Expect Better Price/Cost, More Productivity
and Prioritized Investments to Expand Margins
• Expect to Generate FCF > Net Income, with
Disciplined Allocation
• Integration Planning & Leadership is Critical
… Tyco Flow Deal Not Reflected in this Outlook
Growth and Productivity Strategies In Place …
Well Positioned in 2012
FULL YEAR 2012 PENTAIR OUTLOOK
*
as presented on April 24, 2012
FY’12 FY’11
Sales
~$3.7B $3.46B
Op Income
(Rpt.)
$433M - $458M $169M
Op Income
(Adj.)
$445M - $470M $404M
ROS
(Adj.)
up 50 bps - 80 bps 11.7%
EPS
(Rpt.)
$2.62 - $2.77 $0.34
EPS
(Adj.)
$2.65 - $2.80 $2.41
Adj. Op Income Up 10% - 16%
Adj. Op Margins Up 50 bps - 80 bps
• Water & Fluid Margins, Up ~50 bps
• Technical Products Margins, Up ~100 bps
Adj. FY EPS Up 10% - 16%
• Adj. Tax Rate 26% - 27%
• Adj. Interest Up ~$8M YoY
Sales Up 6% - 8% …
(incl. ~3pts from CPT Acq.)
• Water & Fluid Up 8% - 10%
• Technical Products Up 2% - 4%
* 2012 full yearoutlook does not include any future impact from Tyco Flow Deal; All year-over-year comparisons against 2011 adjusted results.
FY’12 Free Cash Flow ~$270M
• Expect >100% Net Income Conversion

PENTAIR

POSITIONED TO SERVE THE “NEW” NEW WORLD
Breadth and Expertise to Serve the “New” New World
Industrialization Infrastructure Resource Scarcity Quality of Life
>4 Billion Reaching
Middle Class Globally
Needs and Wants Are
Driving Demand
Increasing Population and Wealth
of the “New” New World
Food
Infrastructure/Industry
(Transportation and Manufacturing)
Energy

Growth
ROIC
Technology
PIMS
Delivering Shareholder Value
Sustainable Innovation
Fast Growth Regions
Margin Expansion
Cash Flow

PENTAIR

CLEAR VISION, CONSISTENT STRATEGY
Clear Path Forward for Growth and Value Creation
•
Invest in Innovative Technology
& Application Expertise
•
Innovate Around Scarcity, Energy
Efficiency and Sustainability
•
Continue to Build Scale in Fast
Growth Regions
•
Taking PIMS to the Next Level
and Leveraging New Rapid
Growth Tool
STRATEGIC PRIORITIES

PENTAIR

$57
$62
$58
$67
$78
1.7%
1.9%
2.1%
2.2%
2.3%
2007 2008 2009 2010 2011
($M) % of Sales
Salt-less Water Softener,
featuring Hybrid
Deionization Technology
Liquid Natural
Gas Filtration
System
High Capacity
In-Row Cooling
Units
Investing in Pentair’s Future and Growth
INVESTING IN INNOVATION
Beer Membrane Filtration
Award-Winning  “Fish Friendly” Pump
RESEARCH AND DEVELOPMENT
Qingdao Enclosure Design Center
O2
Gehaltemeter
for Optimizing
Beverage Quality
Energy-Efficient IntelliFlo
Variable Speed Pool Pump

PENTAIR

Building Global Scale and Enhancing Growth Prospects
Fast Growth
*
9%
Developed
Non-US
18%
Fast Growth
*
18%
Developed
Non-US
21%
2005 Sales
$2.9B
United
States
73%
United
States
61%
•
Addressing the Growing
Demands of the “New”
New World
•
Broad Array of Solutions
with Growing Application
Expertise and Regional
Focus
•
More Advanced
Production Capabilities &
Expanded Capacity
2011 Sales
$3.5B
GEOGRAPHIC SALES MIX
INCREASING OUR GLOBAL PRESENCE
* Fast Growth Regions include China, Latin America, India, SE Asia, Eastern Europe, the Middle East and Africa

RAPID GROWTH PROCESS

PENTAIR

3D DISCOVER DEVELOP DEPLOY

PENTAIR

Safety, Quality, Delivery, Cost and Cash Focus
Attracting and Developing Top Talent
Prioritizing Investments & Innovation
Building Growth Capabilities
GLOBAL
TALENT
SYSTEM
PeopleSoft
Staffing
Performance Rewards
Development
PeopleSoft
Staffing
Performance Rewards
Development
LEAN
ENTERPRISE
EXECUTING OUR PROVEN STRATEGY
PIMS Roadmap Is Key to Value Creation

PENTAIR

Well-Positioned to Serve the “New” New World
-
Growing Population and Wealth of Developing Economies
A World-Leading ~$7.7B
*
Industrial Growth Company
-
A Global Leader in Flow, Filtration and Equipment Protection
PENDING PENTAIR & TYCO FLOW MERGER, Previously Announced
A Great Industrial Combination
Strong from the Start
-
More Global, More Diverse and More Scale
Stronger in the Future
-
Projected ~$0.40 Accretive to 2013 EPS; Expect 2015 EPS of >$5.00
-
Expect ~$200M annual operational cost synergies with full realization by Yr 3
-
Expect Debt/Proforma 2013 EBITDA of ~1.3x
1
2
3
4
* Combined projected 2012 pro forma revenues. Tyco Flow financials calendarized to December.
As Presented on March 28, 2012

PENTAIR

Two Global Leaders … A Powerful Combination
A Global Leader in Industrial
Valves and Controls
Strong Regional Leader in Water
and Environmental Solutions
A Global Leader in Industrial
Heat Management Solutions
Strong Lean/Six Sigma Journey
Strong Cash Flow Generation
Broad Global Reach
PENDING PENTAIR & TYCO FLOW CONTROL COMBINATION
Emerging Presence in Industrial
Fluid Processing Solutions
A Global Leader in Water Flow
and Filtration Applications
A Global Leader in Equipment
Protection Solutions
Proven Operational Excellence
and Lean Discipline
Strong Cash Flow Generation
Building Global Presence
STRENGTHENS FLUID
PROCESS SOLUTIONS
EXTENDS WATER
OFFERINGS
ADVANCES THERMAL
CAPABILITIES
ENHANCES
GROWTH POTENTIAL
As Presented on March 28, 2012

PENTAIR

Water & Environ. Water & Fluid
Thermal Controls Technical Products
Valves & Controls Flow Control
STRONG STRATEGIC FIT
Complementary Capabilities to Best Serve Customers
PENTAIR
SALES BY SEGMENT
TYCO FLOW
SALES BY SEGMENT
COMBINED COMPANY SALES
2012 pro forma PROJECTED SALES ~$7.7B*
Water &
Fluid
Solutions,
~70%
Technical
Products,
~30%
Valves &
Controls,
~60%
Water &
Environ.,
~20%
Thermal
Controls,
~20%
Projected 2012 Sales:  ~$3.7B
Projected 2012 Sales:  ~$4.0B*
Technical
Products,
~30%
EP
FC
W&F
Water &
Fluid
Solutions,
~45%
Equipment
Protection
Solutions,
~25%
Flow
Control,
~30%
* Tyco Flow financials calendarized to December.
As Presented on March 28, 2012

PENTAIR

SERVING HIGHLY ATTRACTIVE GROWTH SECTORS
Driven By Strong Secular Growth Trends
•
Increased Scale in Attractive Growth Sectors
•
Sales Mix:  Estimated 35% Project
DIVERSE VERTICALS
COMBINED 2012 pro forma PROJECTED SALES MIX
Industrial,
~35%
Energy,
~25%
Infrastructure,
~10%
Comm’l,
~10%
Industrial
Performance & Quality
Efficiency
Hazardous
Energy
Efficiency
Unconventional
Technology
Global Water
Scarcity
Regulation
Sustainability
Infrastructure
Aging
Capacity Needs
Urbanization
SECULAR TRENDS DRIVING DEMAND
Residential,
~20%
As Presented on March 28, 2012

PENTAIR

EXPANDED GLOBAL REACH
Fast Growth Regions ~25% of Combined Sales
~40%
US & CANADA
~35%
DEVELOPED
REST OF WORLD
WORLDWIDE
>100 Manufacturing Facilities
>90 Service Centers
>30,000 Employees
Significant US Residential
Installed Base
US Industrial Sector
Strength
Continued Increase in
Demand for Oil and Gas,
Power
Broader Offering,
Recognized Brands, Plus
Service Centers in Large,
Fragmented Market
Rising GDP and
Urbanization Driving
Infrastructure, Energy
& Water Demands
Robust Industrial Sector
Greater Scale in Fast
Growth Regions Across
All Businesses
~25%
FAST GROWTH
REGIONS
As Presented on March 28, 2012

PENTAIR

•
Operating/G&A Cost Synergies: ~$160M
–
Direct/Indirect Sourcing Opportunities
–
Lean/PIMS in Factories: Deploy in Tyco Flow
–
IT/Finance/HR Standardization
–
Management and Regional Business Integration
•
‘Day One’ Cost Avoidance: ~$40M
–
~$80M Public Company Corporate Cost Avoidance,
Net of ~$40M Integration/Corporate Investments
•
‘Day One’ Annualized Tax Rate of ~24-26%
(Below the Operating Line)
–
Expect Annualized Tax Rate of ~24-26%
•
Revenue Synergies … All Upside Potential
–
Cross-Selling of Channels, Verticals, Products and Services
–
Not Assumed in Accretion and Cash Flow Forecasts
VALUE CREATION POTENTIAL
Corp Cost
Avoidance
Tax
Synergies
Cost
Synergies
~$1B in Value Day 1 from Corp Cost Avoidance + Taxes
RUN-RATE SYNERGY ESTIMATE
Estimated One Time Costs of $230M
(~1/3 is Non-Cash Inventory Step-Up Costs)
~$200M of
Operational
Synergies
pre-tax
ANTICIPATED PRE-TAX SYNERGIES
As Presented on March 28, 2012
Expected
Annualized
Tax Rate of
~24-26%

PENTAIR

•
Direct/Indirect Sourcing
–
Benefit from Global Procurement and Indirect
Sourcing Capabilities
–
Leverage Company-Wide Standard Vendor Lists
–
Insource/Resource Common Buys
•
Operations / Lean
–
PIMS Works … Proven Processes Utilizing
Standard Work and Cultural Influence
•
Global Structure … Significant Opportunity
–
Drive to Standard Systems and Processes in
IT/Finance/HR to Reduce G&A
–
Integrate and Leverage Regional Sales and Service
Locations … Focus in Fast Growth Regions
–
Pentair G&A ~7.5% of Sales …
Tyco Flow “SpinCo” >10.5%
–
No Reductions in R&D
COST SYNERGY DRIVERS
Expected Annual Cost Synergies of ~$200M by 2015
2013 2014 2015
~$90M
~$150M
~$200M
Direct/
Indirect
Sourcing
Ops/
Lean
Global
Structure:
G&A,
Selling/
Mkting
EXPECTED Operational Cost SYNERGIES
As Presented on March 28, 2012

Growth
ROIC
Technology
PIMS
Delivering Shareholder Value
Sustainable Innovation
Fast Growth Regions
Margin Expansion
Cash Flow

SHAREHOLDER RETURN
Outperforming the S&P 500 by >200% since 2001
The Result ... A Decade of Value Creation

PENTAIR INTEGRATED MANAGEMENT SYSTEM
Building Growth Capabilities
RAPID GROWTH PROCESS
Prioritizing Investments & Innovation
PENTAIR 3D
Attracting and Developing Top Talent
GLOBAL TALENT SYSTEM
Safety, Quality, Delivery, Cost and Cash Focus
LEAN ENTERPRISE
Proven PIMS Framework To Drive Value

PENTAIR

PENTAIR

VALUE CREATION ROADMAP
Clear Strategy, Focused Execution and Proven Framework
CLEAR VISION,
CONSISTENT STRATEGY
PERFORM AT A
HIGHER LEVEL
EXECUTE OUR
PROVEN STRATEGY
LEVERAGE COMBINED
STRENGTHS
Focus on Key Value
Creation Metrics:
-
Organic Sales Growth +
Key Acquisitions
-
Op Margin Expansion
-
Prioritized Growth
-
Cash Flow > NI
-
ROIC
Based on the Pentair
Integrated Management
System (PIMS)
-
Lean Enterprise
-
Talent Process
-
New Product
Development Roadmap
-
Rapid Growth Process
Shared Vision and
“Win-Right” Culture
Leverage Process and
Cash Flow Disciplines
Strong Customer-Centric
Business Models
Clear, Simple, Global
Vision based on “New”
New World
Shareholder Value
Creation Has Always
Been Our #1 Goal
NEW

PENTAIR

INTEGRATION LEADERSHIP
Valves &
Controls
Thermal
Water &
Environ.
Pentair
Dedicated Resources to Capture Synergistic Potential
Leaders by Function
Business
Process
Sourcing/
Indirect
Lean/RE
Logistics
Finance/IT
Selling/
Marketing
HR/
Culture
Legal/
Compliance
Executive/
Board
INTEGRATION TEAM
Reporting Directly to Chairman/CEO
INTEGRATION LEADER
Program Management Office (PMO)
Integration Team Will Consist of
~25 – 40 Proven Leaders
•
Primary Focus on Structure,
Standardization, Indirect
Spend, Direct Materials and
On-Boarding
•
Function and Geographic
Region Focus
•
Pentair + Tyco Flow
Leadership
•
Supported by PMO Office
•
First 100 Days Plan Already
Underway
As Presented on March 28, 2012

PENTAIR

•
Mega Trends in Favor
of Combination
•
Complementary
Extension of Product
Offerings & Solutions
More Scale, More Global and More Diverse
•
Broader Global Reach
•
Fast Growth Region
Sales ~25%
•
Global Service and
Sales Coverage
•
Increased Scale in High
Growth Applications
•
Enhanced Product
Offerings and Solutions
•
Diverse Customer Base
US and
Canada,
~40%
Fast Growth
Regions,
~25%
Western
Europe,
~20%
COMBINED PENTAIR AND TYCO FLOW
Equipment
Protection
Solutions,
~25%
Flow Control,
~30%
Water &
Fluid
Solutions,
~45%
BY APPLICATION
COMBINED 2012 pro forma PROJECTED SALES MIX
BY PLATFORM
COMBINED 2012 pro forma PROJECTED SALES MIX
BY GEOGRAPHY
COMBINED 2012 pro forma PROJECTED SALES MIX
Energy,
~25%
Infrastructure,
~10%
Comm’l,
~10%
Residential,
~20%
Industrial,
~35%
Developed
Non-US,
~15%
As Presented on March 28, 2012

PENTAIR 28 APPENDIX GAAP to Non-GAAP Measurements & Reconciliations

PENTAIR

REPORTED TO ADJUSTED 2012 RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" year ending December 31, 2012 to the "Adjusted" non-GAAP excluding the effect of 2012 adjustments (Unaudited)
Total Pentair
First Quarter Year
In millions, except per-share data
2012 2012
Net sales 858.2 $                        approx $3.700
Operating income - as reported 85.0                                         approx 433 - 458
   % of net sales 9.9% approx. 12%
Adjustments:
    Deal related costs 11.8                             11.8
Operating income - as adjusted 96.8                             approx 445 - 470
   % of net sales 11.3% approx. 12%+
Net income attributable to Pentair, Inc. - as reported 60.8                             approx 265 - 281
    Interest expense (1.2)                              (1.2)
    Adjustments net of tax 4.4                               4.4
Net income from continuing operations attributable
    to Pentair, Inc. - as adjusted 64.0                             approx 268 - 284
Continuing earnings per common share attributable to Pentair, Inc. - diluted
Diluted earnings per common share - as reported 0.61 $                          $2.62 - $2.77
Adjustments 0.03                             0.03
Diluted earnings per common share - as adjusted 0.64 $                          $2.65 - $2.80

PENTAIR

Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" years ending December 31, 2011, December 31, 2010 and December 31, 2009
to the "Adjusted" non-GAAP excluding the effect of adjustments (Unaudited)
Year Year Year
In millions, except per-share data
2011 2010 2009
Net sales 3,456.7 $                       3,030.8 $                       2,692.5 $
Operating income - as reported 168.5 $                          334.2 $                          219.9 $
   % of net sales 4.9% 11.0% 8.2%
Adjustments:
    CPT deal related costs 8.3                                 —                                  —
    Restructuring and asset impairment 12.9                               —                                  37.9
    Inventory step-up and customer backlog 13.4                               —                                  —
    Goodwill impairment 200.5                             —                                  —
Operating income - as adjusted 403.6                             334.2                             257.8
   % of net sales 11.7% 11.0% 9.6%
Net income from continuing operations attributable
    to Pentair, Inc. - as reported 34.2                               197.8                             115.5
    Adjustments net of tax 206.5                             —                                  26.2
    Bond tender —                                  —                                  3.2
Net income from continuing operations attributable
    to Pentair, Inc. - as adjusted 240.7                             197.8                             144.9
Continuing earnings per common share attributable to Pentair, Inc. - diluted
Diluted earnings per common share - as reported 0.34 $                            2.00 $                            1.17 $
Adjustments 2.07                               —                                  0.30
Diluted earnings per common share - as adjusted 2.41 $                            2.00 $                            1.47 $
REPORTED TO ADJUSTED RECONCILIATIONS (2011, 2010, 2009)

PENTAIR

Note:  Inventory step-up and customer backlog reflect amortization of fair market value step-up associated with inventory and in process customer contracts.
REPORTED TO ADJUSTED 2011 RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of the GAAP "As Reported" year ending December 31, 2011 to the "Adjusted" non-GAAP excluding the effect of 2011 adjustments (Unaudited)
Total Pentair First Quarter Second Quarter Third Quarter Fourth Quarter Year
In millions, except per-share data
2011 2011 2011 2011 2011
Net sales 790.3 $                        910.2 $                           890.5 $                     865.7 $                     3,456.7 $
Operating income - as reported 86.2                             109.4                              92.9                          (120.0)                       168.5
   % of net sales 10.9% 12.0% 10.4% (13.9%) 4.9%
Adjustments:
    CPT deal related costs 1.7                               6.1                                  —                             0.5                            8.3
    Restructuring —                                —                                   2.1                            10.8                          12.9
    Inventory step-up and customer backlog 0.2                               5.3                                  5.8                            2.2                            13.5
    Goodwill impairment —                                —                                   —                             200.5                        200.5
Operating income - as adjusted 88.1                             120.8                              100.8                        94.0                          403.7
   % of net sales 11.1% 13.3% 11.3% 10.9% 11.7%
Net income attributable to Pentair, Inc. - as reported 50.5                             66.7                                51.1                          (134.1)                       34.2
    Adjustments net of tax 1.3                               8.8                                  6.6                            189.8                        206.5
Net income from continuing operations attributable
    to Pentair, Inc. - as adjusted 51.8                             75.5                                57.7                          55.7                          240.7
Continuing earnings per common share attributable to Pentair, Inc. - diluted
Diluted earnings per common share - as reported 0.51 $                          0.67 $                             0.51 $                       (1.36) $                      0.34 $
Adjustments 0.01                             0.08                                0.07                          1.92                          2.07
Diluted earnings per common share - as adjusted 0.52 $                          0.75 $                             0.58 $                       0.56 $                       2.41 $

PENTAIR

GAAP TO NON-GAAP RECONCILIATION
Pentair, Inc. and Subsidiaries
Reconciliation of Free Cash Flows for the years ending December 31, 2011, December 31, 2010 and December 31, 2009
(Unaudited)
In millions
2011 2010 2009
Free Cash Flow
Net cash provided by (used for) continuing operations 320.2 $                          270.4 $                          259.9 $
Capital expenditures (73.3) $                          (59.5) $                          (54.1) $
Proceeds from sale of property and equipment 1.3 $                              0.3 $                              1.2 $
Free cash flow 248.2 $                          211.2 $                          207.0 $
Pentair, Inc. and Subsidiaries
Reconciliation of Free Cash Flows for the three months ending March 31, 2012 and April 2, 2011
(Unaudited)
In millions
2012 2011
Free Cash Flow
Net cash provided by (used for) operating activities (67.5) $                         (48.2) $
Capital expenditures (15.6) $                         (13.3) $
Proceeds from sale of property and equipment 1.5 $                            0.1 $
Free cash flow (81.6) $                         (61.4) $